                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON DC 20549

                                 SCHEDULE 13E-3

                        Rule 13e-3 Transaction Statement
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                   SOUTHERN JERSEY BANCORP OF DELAWARE, INC.
                (Name of the Issuer and Person Filing Statement)

                         COMMON STOCK, $1.67 PAR VALUE
                         (Title of Class of Securities)

                                      NONE
                     (CUSIP Number of Class of Securities)

     Clarence D. McCormick, Jr.                    Steven R. Block, P.C., Esq.
             President                                Block & Balestri, P.C.
Southern Jersey Bancorp of Delaware, Inc.      15851 Dallas Parkway, Suite 1020
  53 South Laurel, Bridgeton, NJ 08302                 Dallas, Texas 75248
          (609) 453-3002                                  (972) 788-2700

(Name, Address and Telephone Number of Person(s) Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                 This statement is filed in connection with (check the appropriate box):
                 a.      [ ]      The filing of solicitation materials or an
                                  information statement subject to Regulation
                                  14A, Regulation 14C or Rule 13e-3(c) under
                                  the Securities Exchange Act of 1934.
                 b.      [ ]      The filing of a registration statement under
                                  the Securities Act of 1933.
                 c.      [ ]      A tender offer.
                 d.      [X]      None of the above.

        Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

                           CALCULATION OF FILING FEE

                 Transaction Valuation(*)                  Amount of Filing Fee
                 ------------------------                  --------------------

                       $12,914,127                              $2,582.83

(*)Based upon purchase of 211,707 shares at $61 per share.

        [ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

        (a). The name of the issuer is Southern Jersey Bancorp of Delaware, Inc. (the "Company"). The address of the principal executive offices of the Company is 53 South Laurel, Bridgeton, New Jersey 08302. The Company is the bank holding company parent and sole stockholder of The Farmers and Merchants National Bank of Bridgeton, Bridgeton, New Jersey (the "Bank").

        (b). This Statement relates to the purchase by the Company of 211,707 shares of common stock, $1.67 par value per share (the "Company Common Stock") for $61.00 per share. As of September 11, 1997, 1,275,000 shares of Company Common Stock were issued and 1,089,757 shares were outstanding and held of record by 460 persons.

        (c). The Company Common Stock is inactively traded on a local basis, and the range of sales prices known to management of the Company are based on quotes from the National Quotation Bureau or from information gleaned through the Bank, which acts as the transfer agent for the Company Common Stock. The high and low sales prices for each quarter of the two most recent fiscal years are as follows:

                                  1997                              1996                         1995
                                  ----                              ----                         ----
                           HIGH             LOW             HIGH              LOW         HIGH            LOW
                           ----             ---             ----              ---         ----            ---
First Quarter            $41.25           $40.00           $38.25           $35.00      $31.50           $31.25
Second Quarter            45.00            41.25            38.50            38.25       31.50            31.25
Third Quarter             -----            -----            39.00            38.50       33.50            31.50
Fourth Quarter            -----            -----            40.00            39.00       37.00            33.00

        (d). The Company paid the following dividends on the following date during the last two fiscal years on its shares of Company Common Stock:

Year                                             RECORD DATE     PAYMENT DATE            AMOUNT
----                                             -----------     ------------            ------
1997                                               6/24/97          7/1/97                 $.60

1996                                               12/27/95         1/1/96                 $.55
                                                   6/25/96          7/1/96                 $.55

1995                                               12/22/94         1/1/95                 $.50
                                                   6/19/95          7/1/95                 $.50

        The ability of the Company to pay dividends to its stockholders is subject to restrictions set forth in the Delaware General Corporation Law (the "DGCL"). Section 170 of the DGCL limits the payment of dividends to (1) the surplus of the Company or (2) the net profits of the Company for the fiscal year in which the dividend is paid and the immediately preceding fiscal year. Further, as a bank holding company, the Company is subject to the supervision and regulation of the Board of Governors of the Federal Reserve System (the "Fed") and the Federal Reserve Bank of Philadelphia (the "Reserve Bank"). The Fed has imposed certain minimum capital guidelines that a bank holding company such as the Company must maintain, including a risk-based capital measure that requires the Company to achieve a minimum ratio of qualifying total capital-to-weighted risk assets of 8%, of which 4% shall be in the form of Tier 1 capital (defined as the sum of core capital elements less goodwill and other intangible assets). In addition, the Fed requires a bank holding company to have a minimum level of tier 1 capital-to-total assets of 3%. The primary source of income from which the Company has funds to pay dividends are dividends it receives from the Bank.
The payment of dividends from the Bank is regulated by the Office of the Comptroller of the Currency (the "OCC").

        The OCC restricts a national bank, such as the Bank, to paying dividends only from its current year's earnings and its net retained earnings from its two most recently completed fiscal years. In addition, the Bank's tier 1 capital-to-assets ratio must meet the OCC's regulatory guideline of 4.0% and its risk based capital measure must be at least 8.0%.

        (e).     Not applicable.

        (f). The following table sets forth the purchases of Company Common Stock by the Company between January 1, 1995, and the date of this Schedule 13E-3:

                         Number of Shares of Company     Range of Price Paid      Average Purchase
                           Common Stock Purchased              Per Share          Price Per Share
                         --------------------------      -------------------     ------------------
1995:

First Quarter                     0                        N/A                       N/A
Second Quarter                    2,500                    $31.95                    $31.95
Third Quarter                     14,834                   32.00 to 35.00            33.23
Fourth Quarter                    6,472                    35.00 to 35.25            35.01

1996:

First Quarter                     100                      35.00                     35.00
Second Quarter                    1,816                    39.00 to 39.25            39.16
Third Quarter                     4,000                    40.00                     40.00
Fourth Quarter                    4,221                    40.00                     40.00

1997:

First Quarter                     890                      40.00                     40.00
Second Quarter                    1,260                    43.00 to 44.50            43.43

ITEM 2. IDENTITY AND BACKGROUND.

        This Statement is being filed by the Company, which is the issuer of the equity securities that are the subject of the Rule 13e-3 transaction. The Company, a Delaware corporation, is the registered bank holding company of the Bank. The address of the Company is 53 South Laurel, Bridgeton, New Jersey 08302.

        The controlling stockholders, directors and executive officers of the Company are as follows:

Clarence D. McCormick:            Chairman of the Board of Directors and Chief
                                  Executive Officer

Clarence D. McCormick, Jr.:       President and Director

Ralph A. Cocove, Sr.:             Executive Vice President and Cashier

Russell Chappius, Sr.:            Senior Vice President and Operations Officer

Charles S. Kessler:               Senior Vice President and Data Processing
                                  Manager

Simon Aman:                       Senior Vice President and Senior Trust
                                  Officer

Paul J. Ritter, III               Senior Vice President, Comptroller, and
                                  Treasurer

Harry W. Bullock:                 Secretary and Director

Keron D. Chance                   Director

Henry L. Backenson                Director

Louis Pizzo                       Director

Alfred F. Caggiano                Director

Donald E. Strang                  Director

Frank LoBiondo                    Director

James H. Carll                    Director

Anthony M. Sparacio, Jr.          Director

        (a)-(d) and (g). The information required by this Item 2 with respect to each of the above-named persons is attached hereto as Exhibit 1, and is incorporated herein by this reference. The information disclosed in Exhibit 1 is included pursuant to General Instruction D to Schedule 13E-3.

        (e) and (f). During the last five years, neither the Company nor, to its knowledge, any of the directors or executive officers thereof has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgement, decree, or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of those laws.

ITEM 3.  PAST CONTRACTS, TRANSACTIONS OR NEGOTIATIONS.

        (a).  Not applicable.

ITEM 4. TERMS OF THE TRANSACTION.

        (a)-(b). At a meeting of the Board of Directors of the Company held on September 11, 1997, the Board adopted resolutions authorizing the going-private transaction that is the subject of this Schedule 13E-3, the number of shares of Company Common Stock to be acquired by the Company in the following-described merger, and the price to be paid for such shares. The Board also conditionally approved, pursuant to Section 251 of the DGCL the merger (the "Merger") of the Company with Southern Jersey Merger Corp., a newly-organized Delaware corporation (the "Merger Corp."). Pursuant to the Merger, the Company will acquire 211,707 shares of Company Common Stock. A copy of the Reorganizational Merger Agreement is attached hereto as Exhibit 2 (the "Merger Agreement") and is incorporated herein by this reference. The Merger is conditioned upon, pursuant to the Board resolutions, the receipt of an updated fairness opinion from Alex Sheshunoff & Co. Investment Banking ("Sheshunoff") immediately prior to the announcement of the Merger. The Board of Directors of the Merger Corp. also adopted resolutions on September 11, 1997, approving the Merger.

        Pursuant to the Merger Agreement and the corporate laws of Delaware, the Merger Corp. will merge with and into the Company with the Company being the surviving entity of the Merger and the corporate identity and existence of the Merger Corp., separate and apart from the Company, will cease on consummation of the Merger. At the effective time of the Merger (the "Effective Time"), each share of Company Common Stock issued and outstanding as of September 11, 1997 (the "Record Date"), and held of record by persons owning 1,100 or fewer shares of Company Common Stock (the "Cash Stockholders") will be converted into the right to receive cash in the amount of $61.00 (the "Merger Consideration"). To the extent shares of Company Common Stock are held in street name, all such shares shall be deemed held by persons owning 1,100 or less shares, and unless demonstrated otherwise, will be converted into the Merger Consideration. Each share of Company Common Stock held by any other person shall remain issued and outstanding with all rights, powers, and privileges currently enjoyed. At the Effective Time, all shares of Company Common Stock held by the Cash Stockholders, by virtue of the Merger and without any action on the part of the holders thereof, will no longer be outstanding and will be canceled and retired and will cease to exist. Each Cash Stockholder's Certificate or Certificates (the "Certificates"), which immediately prior to the Effective Time represented outstanding shares of Company Common Stock, will thereafter cease to have any rights with respect to such shares, except the right to receive, without interest, the Merger Consideration upon surrender of such Certificate or Certificates to the Bank, which will act as the paying agent (the "Paying Agent") in the Merger.

        Cash Stockholders who do not want to accept the Merger Consideration may dissent from the Merger and exercise their appraisal rights pursuant to
Section 262 of the DGCL. Pursuant to this law, Cash Stockholders may request the Delaware Court of Chancery to appraise the Company Common Stock and establish the fair value of such stockholder's shares.

ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

        (a)-(c).  Not applicable.

        (d). The Company has no plans or intentions to change its present dividend policy or incur any indebtedness as a result of the Merger. The Company does plan to raise $13,000,000 in new capital to fund the Merger Consideration. Specifically, the Company intends to sell, through its wholly-owned Delaware statutory business trust (the "Trust Subsidiary"), shares of $_____ par value preferred stock (the "Trust Preferred Stock") in a private offering. The statutory business trust will, in turn, invest the proceeds of the Trust Preferred Stock sale in __% junior subordinated deferrable interest debentures (the "Company Debentures") to be issued by the Company. The issuance of the Trust Preferred Stock will increase the Company's total capital, on a consolidated basis, by $13,000,000 immediately prior to closing the Merger. The Company's total capital, on a consolidated basis, will, at consummation of the Merger, then decrease by the $12,914,127 paid as Merger Consideration.

        (e).  Not applicable.

        (f)-(g). As a result of the Merger, the Company will be eligible to terminate its registration with the SEC under Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and suspend its reporting obligations to file reports with the SEC pursuant to Section 15(d) of the Exchange Act.

ITEM 6. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        (a). The Company intends to fund the Merger Consideration through the sale through the Trust Subsidiary, in a private offering, of newly-issued preferred securities with par value and liquidation value of $___ per share and a dividend rate of ___%. The Trust Subsidiary will be organized for the sole purpose of issuing the Trust Preferred Stock and investing the proceeds thereof in the Company Debentures. The Company will use the proceeds of the sale of the Company Debentures to the Trust Subsidiary to fund the Merger Consideration.

        (b). The Company anticipates that it will incur expenses of approximately $61,500 in connection with the Merger, including legal fees of $7,500, appraisal fees of $53,000, and printing and mailing fees of approximately $1,000. These fees do not include professional fees incurred in connection with the preparation of this Schedule 13E-3 and the going-private transaction.

        (c).     Not applicable.

        (d).     Not applicable.

ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

        (a). The purpose of this Rule 13e-3 going private transaction to be accomplished through the Merger is to suspend the Company's obligation to file reports under, and to terminate the registration of the Company Common Stock from, the Exchange Act.

        (b). The Company considered two alternative means to accomplish its objective of once again becoming a private company. It should be noted that the Company never intended to become a publicly-reporting company, but was required to report publicly as a result of becoming the registered bank holding company for the Bank. The Merger will enable the Cash Stockholders to sell their shares of Company Common Stock at a fair price and without the usual transaction costs associated with market sales, before the Company Common Stock is deregistered under the Exchange Act. The Company believes that, even as a public stock, there is a very limited market for the shares of Company Common Stock, especially for sales of large blocks of such shares, and that the Company's stockholders derive little benefit from the Company's status as a publicly-held corporation.

        TENDER OFFER. The Company considered making a tender offer for its shares of Company Common Stock and believes it would have been successful in acquiring an equal amount of shares of Company Common Stock as are to be acquired in the Merger. This alternative was viewed as undependable, however, because it was not certain that the Company would sufficiently reduce the number of its record stockholders. The purpose of the Merger is to reduce the number of record stockholders of the Company. Tendering for Company Common Stock, in all likelihood, would not accomplish that objective and tendering for record stockholders is not a plausible alternative.

        REVERSE STOCK SPLIT. The Company next considered a reverse stock split, which alternative would accomplish the objective of reducing the number of record stockholders of the Company, assuming approval of the reverse stock split by the Company's stockholders. In a reverse stock split, the interest of the Cash Stockholders would be acquired by the Company pursuant to an amendment to the Company's Certificate of Incorporation to reduce the number of issued and outstanding shares of Company Common Stock such that the Cash Stockholders would own less than one full share of Company Common Stock. The Company would then distribute cash for the resulting fractional share interests. To amend its Certificate of Incorporation, the Company would have to hold a special stockholders meeting. The Merger, as structured, does not require the Company to call a special stockholders meeting pursuant to Section 251(f) of DGCL. Since the reverse stock split and the Merger would both achieve the same objective of reducing the number of record stockholders, the Company chose the Merger as the superior method as it would avoid the time and expense of holding a special meeting of stockholders and preparing a proxy statement. In addition, the Merger proposal would ensure that the Cash Stockholders would receive dissenters' appraisal rights under Section 262 of the DGCL.

        (c). The funds required to pay for the shares of Company Common Stock to be acquired from the Cash Stockholders in the Merger will be raised in a private offering of the Trust Preferred Stock. The Company will issue its Company Debentures to its Trust Subsidiary in consideration for the proceeds realized from the sale of the Trust Preferred Stock. No borrowings from any outside or third party is contemplated to effect the Merger and purchase of Company Common Stock from the Cash Stockholders.

        (d). As described above, upon consummation of the Merger, the number of record stockholders of the Company will be reduced from 460 to approximately 145 (depending upon the number of shares of Company Common Stock held in street name to be acquired), and the Company will achieve the purposes of the Merger described above. The Company incurs costs related to its status as a public reporting corporation under the federal securities laws including indirect costs as a result of, among other things, the executive time expended to prepare and review various filings, furnish information to stockholders, and attend to other stockholders matters. Termination of registration as a public company eliminates the costs and expenses of various federal securities filings incurred with respect to regulatory and reporting requirements of the Company and reduces the amount of time devoted by management in connection therewith. The Company estimates that, upon consummation of the Merger, it will achieve savings within a range of approximately $108,000 to $213,000 annually from no longer being required to file reports under the Exchange Act. The Company Common Stock is not traded on any nationally recognized securities exchange and is very thinly traded. The Company does not believe the liquidity or trading of its shares of Company Common Stock will be negatively effected as a result of the Merger. The Company has traditionally been the primary market maker in the shares of Company Common Stock.

        Also as described above, upon consummation of the Merger, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time and held of record by the Cash Stockholders will be converted into the right to receive the Merger Consideration. The following description of the federal income tax consequences of the Merger is included solely for the general information of the Company's stockholders. The tax consequences for any particular stockholder may be affected by matters not discussed herein, and stockholders should consult their personal tax advisors in determining the consequences of the application of state and local tax law. The conversion of shares of Company Common Stock into the right to receive the Merger Consideration pursuant to the Merger will be a taxable transaction for federal income tax purposes. Each holder of shares of Company Common Stock will recognize gain or loss upon the surrender of that stockholder's Company Common Stock equal to the difference, if any, between (i) the amount of the cash payment of $61.00 per share received in exchange for a share of Company Common Stock and (ii) that stockholder's tax basis in that share of Company Common Stock acquired. Any gain or loss will be treated as a capital gain or loss if the Company Common Stock exchanged was held as a capital asset in the hands of the Cash Stockholder. Holders of Company Common Stock are urged to consult their personal tax advisors as to the tax consequences of the Merger under federal, state, local and any other applicable laws.

        The cash payments due to the holders of shares of Company Common Stock upon the exchange thereof pursuant to the Merger (other than certain exempt entities and persons) will be subject to a backup withholding tax at the rate of 31% under federal income tax law unless certain requirements are met. Generally, the Paying Agent will be required to deduct and withhold the tax on cash payments due at the Effective Time of the Merger if (i) the Cash Stockholder fails to furnish a taxpayer identification number ("TIN" the TIN of an individual stockholder is his or her Social Security number) to the Paying Agent or fails to certify under penalty of perjury that such TIN is correct;
(ii) the Internal Revenue Service ("IRS") notifies the Paying Agent that the TIN furnished by the Cash Stockholder is incorrect; (iii) the IRS notifies the Paying Agent that the Cash Stockholder has failed to report interest, dividends, or original issue discount in the past; or (iv) there has been a failure by the Cash Stockholder to certify under penalty of perjury that such stockholder is not subject to the backup withholding tax. Any amounts withheld by the Paying Agent in collection of the backup withholding tax will reduce the federal income tax liability of the Cash Stockholders from whom such tax was withheld.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

        (a). The Company believes that the Merger is fair to the stockholders of the Company, and the Board of Directors of the Company has unanimously approved the Merger, with no member of the Board of Directors dissenting or abstaining from voting on the Merger.

        (b). A special committee (so called herein) of the Board of Directors of the Company retained Alex Sheshunoff & Co. Investment Banking ("Sheshunoff") by letter agreement dated August 15, 1997, to act as its financial advisor and to render its opinion to the Company's Board of Directors as to the fairness of the Merger Consideration, from a financial point of view, to the Cash Stockholders.

        Sheshunoff delivered its written opinion on September 11, 1997, to the Board of Directors of the Company to the effect that, as of such date, the Merger Consideration was fair, from a financial point of view, to the Cash Stockholders. [Sheshunoff also has delivered an updated written opinion, dated as of the date notice of the Merger was first mailed to the Company's stockholders (the "Notice Date"), to the Company's Board of Directors to the effect that, as of such date, the Merger Consideration was fair, from a financial point of view, to the Cash Stockholders]. No restrictions were imposed by the Special Committee or the Board of Directors of the Company upon Sheshunoff with respect to the investigations made or procedures followed by Sheshunoff in rendering its opinions.

        The full text of Sheshunoff's fairness opinion, which is summarized in response to Item 9 of this Schedule 13E-3, dated September 11, 1997, which sets forth certain assumptions made, certain procedures followed, and certain matters considered by Sheshunoff, is attached hereto as Exhibit 3.

        In addition to the conclusions contained in the Sheshunoff report, the Board of Directors reviewed certain additional factors, including the historical and current market values of the Company Common Stock. In this regard, the Company's Board of Directors noted that there had been very few transactions in shares of Company Common Stock during the past year and that the book value per share of Company Common Stock as of June 30, 1997, was $38.38.

        The Board of Directors of the Company also considered the dissenters' appraisal rights that would be afforded to the Cash Stockholders as an established opportunity to seek another opinion as to the fairness of the Merger Consideration. The Company's Board of Directors further considered the lack of any material benefit to the Company remaining a publicly reporting corporation and the direct and indirect cost savings to be realized by the Company from deregistering the Company Common Stock under the Exchange Act, and the benefits to be derived by the remaining Company stockholders therefrom.

        In reaching its determination as to the fairness of the Merger and the Merger Consideration, the Board of Directors of the Company did not assign any relative or specific weights to the foregoing factors.

        (c). Section 251(f) of the DGCL provides that, unless required by its certificate of incorporation, no vote of stockholders of a corporation surviving a merger shall be necessary to authorize a merger if (i) the agreement of merger does not amend in any respect the certificate of incorporation of the surviving corporation; (ii) each share of stock of the surviving corporation outstanding immediately prior to the effective date of the merger is to be an identical outstanding or treasury share of the surviving corporation after the effective date of the merger; and (iii) no shares of common stock of the surviving corporation and no shares, securities, or obligations convertible into such stock are to be issued or delivered under the plan of merger. The Merger has been structured not to require any stockholder approval. Accordingly, the approval of a majority of the unaffiliated stockholders of the Company is not required.

        (d). The decision to retain Sheshunoff to prepare a report concerning the fairness of the Merger and the Merger Consideration was initially made by management of the Company and reaffirmed by the Special Committee. The Special Committee was established by the Board of Directors of the Company to act solely on behalf of the unaffiliated stockholders of the Company for purposes of reviewing the desirability of undertaking the "going private" transaction subject of this Schedule 13E-3.

        (e). The Board of Directors of the Company unanimously approved the Merger, which vote included a majority of the non-employee directors of the Company.

        (f). During the 18 month period preceding the date of this Schedule 13E-3, the Company has not received any firm offers from any unaffiliated person for (a) the merger or consolidation of the Company into or with any person, (b) the sale or other transfer of all or any substantial part of the assets of the Company, or (c) securities of the Company which would enable the holder thereof to exercise control of the Company.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS, AND CERTAIN NEGOTIATIONS

        (a) and (b).     On August 15, 1997, the Special Committee retained the
services of Sheshunoff to perform an appraisal of the Company and to present a valuation of the Company Common Stock and render its opinion as to the fairness of the Merger Consideration, from a financial point of view, to be paid to the Cash Stockholders.

        Alex Sheshunoff & Co. Investment Banking is recognized for its valuation and mergers and acquisition expertise in the financial services industry. Sheshunoff's Investment Banking Group advises clients on a variety of issues including strategic planning, mergers and acquisitions, fairness opinions, capital adequacy and efficiency, finance, securities issuance in initial public offerings, primary shares offerings, preemptive rights offerings, conversion mergers and mutual to stock conversion valuations, dividend and capital policies, fair market valuations as well as many other services. In addition, Sheshunoff is recognized as a "Valuation Expert" by the Internal Revenue Service, various state and federal courts, and bank regulatory agencies (FDIC, OCC, the Fed, and the Office of Thrift Supervision). Over the past eleven years, Sheshunoff has become a recognized merger and acquisition leader among regional and community banks and thrifts by completing over 300 merger and acquisition transactions and 3,200 stock valuations. No principal, staff member, or any affiliate of Sheshunoff currently owns, of record or beneficially, any shares of Company Common Stock, nor is any such persons affiliated with the Company in any way.

        THE FULL TEXT OF SHESHUNOFF'S OPINION (THE "OPINION") WHICH SETS FORTH, AMONG OTHER THINGS, ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED, AND LIMITATIONS ON THE REVIEW UNDERTAKEN, IS ATTACHED AS EXHIBIT 3 TO THIS FILING. THE COMPANY'S STOCKHOLDERS ARE URGED TO READ THE SHESHUNOFF OPINION CAREFULLY AND IN ITS ENTIRETY. SHESHUNOFF'S OPINION IS ADDRESSED TO THE COMPANY'S BOARD.

        In connection with rendering its written opinion dated as of the date of this filing. Sheshunoff, among other things: (i) analyzed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company; (ii) analyzed certain publicly available financial statements, both audited and unaudited, and other information of the Company, including those in the Company's annual reports for the three years ended December 31, 1996, and quarterly reports for the periods ended March 31, 1997, and June 30, 1997; (iii) analyzed certain financial projections of the Company prepared by the management of the Company; (iv) discussed the past and current operations and financial condition of the Company with senior executives; (v) reviewed the reported stock prices and trading activity for the Company Common Stock; (vi) compared the financial performance of the Company's price and trading activity with that of certain other comparable publicly-traded companies and their securities; (vii) reviewed the financial terms, to the extent publicly available of certain acquisitions of companies which were deemed as comparable transactions, and (viii) performed such other studies, analyses, inquiries, and investigations as deemed appropriate.

        In connection with its review, Sheshunoff relied upon and assumed the accuracy and completeness of all of the foregoing information provided to it or made publicly available, and Sheshunoff has not assumed any responsibility for independent verification of such information. With respect to the financial projections, Sheshunoff assumed that they have been reasonably prepared on the basis reflecting the best currently available estimates and judgments of the future financial performance of the Company. Sheshunoff has not made any independent valuation or appraisal of the assets or liabilities of the Company, nor has Sheshunoff been furnished with any such appraisals, and Sheshunoff has not examined any individual loan files of the Company. Sheshunoff is not an expert in the evaluation of loan portfolios for the purposes of assessing the adequacy of the allowance for losses with respect thereto and has assumed that such allowances are in the aggregate, adequate to cover such losses. Sheshunoff's opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to Sheshunoff as of, the date of the opinion.

        In connection with rendering its opinion, Sheshunoff performed a variety of financial analyses. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. Moreover, the evaluation of the fairness, from a financial point of view, of the Merger Consideration received by the Cash Stockholders of the Company was to some extent a subjective one based on the experience and judgment of Sheshunoff and not merely the result of mathematical analysis of financial data. Accordingly, notwithstanding the separate factors summarized below, Sheshunoff believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying its opinion. The ranges of valuation resulting from any particular analysis described below should not be taken to be Sheshunoff's view of the actual value of Company.

        In performing its analyses, Sheshunoff made numerous assumptions with respect to industry performance, business, and economic conditions and other matters, many of which are beyond the control of Company. The analyses performed by Sheshunoff are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold. In addition, Sheshunoff's analyses should not be viewed as determinative of the Company's Board's or Company's Management's opinion with respect to the value of the Company.

        The following is a summary of the analyses performed by Sheshunoff in connection with its opinion delivered to the Company's Board of Directors on September 11, 1997.

        ANALYSIS OF SELECTED TRANSACTIONS. Sheshunoff performed an analysis of premiums paid in selected comparable pending or recently completed acquisitions of banking organizations for cash in the New England and Mid-Atlantic States. The comparable transactions were comprised to reflect transactions where the seller possessed similar asset size, regional location, and form of consideration. The guideline transactions specifically consisted of 10 mergers and acquisitions of banking organizations from January 13, 1995, to August 25, 1997, with seller's total assets ranging from $100 million to $500 million.
The analysis yielded ratios of the transactions' purchase price as a multiple of: (i) book value ranging from 1.36 times to 2.23 times with an average of
1.74 times and a median of 1.62 times (compared to the Merger Consideration of 1.59 times the Company's June 30, 1997, book value); (ii) trailing last 12 months earnings ranging from 5.72 times to 23.67 times with an average of 15.04 times and a median of 14.25 times (compared to the Merger Consideration of 12.24 times the Company's last 12 months earnings as of June 30, 1997); (iii) assets ranging from 10.63% to 22.03% (compared to the Merger Consideration of 14.83% of the Company's total assets) and (iv) seller's average and median equity to asset ratio of 9.03% and 7.91%, respectively, compared to 9.33% for the Company.

        DISCOUNTED CASH FLOW ANALYSIS. Using discounted cash flow analysis, Sheshunoff estimated the present value of the future stream of after-tax cash flow that the Company could produce through the year 2001, under various circumstances, assuming that the Company performed in accordance with the earnings/return projections of management. Sheshunoff utilized two separate terminal values for the Company at the end of the period by applying multiples of earnings ranging from 10 times to 20 times and multiples of book value ranging from 1.20 times to 2.20 times. Sheshunoff then discounted the cash flow streams (assuming all excess capital and earnings are paid out as dividends while maintaining a 6.0% leverage ratio to remain a well-capitalized institution) and terminal values using discount rates ranging from 12.0% to 18.0% chosen to reflect different assumptions regarding the required rates of return for Company and the inherent risk surrounding the underlying projection. This discounted cash flow analysis indicated a range of $46.14 per share to $84.41 per share utilizing multiples of earnings as residual values and $39.51 per share to $63.13 per share utilizing multiples of book value. This compares favorably to the Merger Consideration of $61.00 per share.

        COMPARABLE COMPANY ANALYSIS. Sheshunoff compared selected balance sheet data, asset quality, capitalization, and profitability ratios and market statistics using financial data at or for the twelve months ended June 30, 1997, and market data as of August 22, 1997, for the Company to a group of selected banks and bank holding companies which Sheshunoff deemed to be relevant, including ACNB Corporation, Chemung Financial Corporation, CNB Financial Corporation, Community Banks Inc., Drovers Bancshares Corporation, First National Community Bank, First United Corporation, Heritage Bancorp Inc., Hanover Bancorp Inc., Iroquois Bancorp Inc., Penn Security B&TC, Vista Bancorp Inc., and Yardville National Bancorp, all being banks or bank holding companies in the northeastern United States with assets between $350 million and $650 million, (collectively, the "Comparable Composite"). This comparison, among other things, showed that: (i) the Company's equity to asset ratio was 9.33%, compared to an average of 9.16% and a median of 8.48% for the Comparable Composite; (ii) for the twelve-month period ended June 30, 1997, the Company's return on average assets was 1.25%, compared to an average of 1.18% and a median of 1.19% for the Comparable Composite; (iii) for the twelve-month period ended June 30, 1997, the Company's return on average equity was 13.61% compared to an average of 12.86% and a median of 12.55% for the Comparable Composite;
(iv) at June 30, 1997, the Company's nonperforming loans to net loans ratio was 1.30%, compared to an average of 0.73% and a median of 0.57% for the Comparable Composite; (v) the Company's price per share to book value per share at June 30, 1997, was 1.23 times, compared to an average of 1.76 times and median of
1.81 times for the Comparable Composite; (vi) the Company's price per share to earnings per share at June 30, 1997, was 9.40 times, compared to an average of
14.46 times and median of 15.03 times for the Comparable Composite; and (vii) at June 30, 1997, Company's dividend yield was 2.25%, compared to an average of 2.70% and a median of 2.75% for the Comparable Composite.

        Sheshunoff further narrowed the Comparable Composite group to five companies that more specifically reflect similar economic and trading characteristics as the Company. Again Sheshunoff compared selected balance sheet data, asset quality, capitalization and profitability ratios and market statistics using financial data at or for the twelve months ended June 30, 1997 and market data as of August 22, 1997 for Company to these five companies which include: Chemung Financial Corporation, CNB Financial Corporation, Drovers Bancshares Corporation, First National Community Bank, and Penn Security B&TC (the "Specific comparable Composite"). This comparison, among other things, showed that: (i) Company's equity to asset ratio was 9.33%, compared to an average of 8.95% and a median of 8.48% for the Specific Comparable Composite;
(ii) for the twelve-month period ended June 30, 1997, Company's return on average assets was 1.25%, compared to an average of 1.20% and a median of 1.19% for the Specific Comparable Composite; (iii) for the twelve-month period ended June 30, 1997, Company's return on average equity was 13.61%, compared to an average of 13.58% and a median of 13.89% for the Specific Comparable Composite;
(iv) at June 30, 1997 Company's nonperforming loans to net loans ratio was 1.30%, compared to an average of 0.46% and a median of 0.46% for the Specific Comparable Composite; (v) the Company's price per share to book value per share at June 30, 1997 was 1.23 times, compared to an average of 1.50 times and median of 1.32 times for the Specific Comparable

Composite; (vi) to an average of 11.65 times and median of 11.71 times for the comparable composite; and (vii) at June 30, 1997, Company's dividend yield was 2.55%, compared to an average of 2.89% and a median of 3.20% for the Specific Comparable Composite.

        HISTORICAL TRADING ANALYSIS. Sheshunoff reviewed the weekly trading prices of the Company Common Stock from January 1, 1994, to August 22, 1997. Sheshunoff also compared the weekly trading prices of the Company Common Stock versus the Comparable Composite, the SNL Bank Stock Index and the S&P 500. Sheshunoff noted that the price of the Company Common Stock traded in a range of $26.00 to $33.50 per share during 1994, $31.25 to $38.00 per share during 1995, $37.00 to $41.75 per share during 1996, and $40.00 to $47.00 per share from January 1, 1997, to August 22, 1997. Sheshunoff also noted that the Merger Consideration represented a premium of approximately 31% and 33% to the average closing stock price for the one month and three month ending periods, respectively, prior to August 22, 1997.

        No company or transaction used in the comparable company and comparable transaction analyses is identical to the Company or the Merger. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgements concerning differences in financial and operating characteristics of the Company and other factors that could affect the public trading value of the companies to which they are being compared. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable transaction data or comparable company data.

        As part of its investment banking business, Sheshunoff is regularly engaged in the valuation of securities in connection with mergers and acquisitions, private placements, and valuations for estate, corporate and other purposes. The Company's Board of Directors decided to retain Sheshunoff based on its experience as a financial advisor in mergers and acquisitions of financial institutions, and its knowledge of financial institutions.

        Pursuant to an engagement letter dated August 15, 1997, between the Company and Sheshunoff, Company agreed to pay Sheshunoff a fee of $25,000 for rendering its opinion in connection with the Merger. The Company has also agreed to indemnify and hold harmless Sheshunoff and its officers and employees against certain liabilities in connection with its services under the engagement letter, except for liabilities resulting from the gross negligence of Sheshunoff.

        (c). Sheshunoff's report will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested equity security holder of the Company or his or her representative who has been so designated in writing. A copy of such report will be transmitted by the Company to any interested equity security holder of the Company or his or her representative who has been so designated in writing upon written request and at the expense of the requesting equity security holder.

ITEM 10.  INTEREST IN SECURITIES OF THE ISSUER.

        (a). As of the date of this Schedule 13E-3, the record and beneficial ownership (except for beneficial ownership disclaimed as set forth in applicable footnotes) of the Company Common Stock, the percentage of the total number of issued and outstanding Company Common Stock, and the number of shares of Company Common Stock that there is a right to acquire of the person filing this Schedule, together with any pension plan, profit or similar plan, and by each executive officer, director, and each controlling stockholder are as follows:

---------------------------------------------------------------------------------------------------------------
                NAME                        NUMBER OF SHARES           PERCENTAGE        RIGHTS TO ACQUIRE
---------------------------------------------------------------------------------------------------------------
 Clarence D. McCormick                           72,377                   6.64                20,338
---------------------------------------------------------------------------------------------------------------
 Clarence D. McCormick, Jr.                      13,521                   1.24                54,480
---------------------------------------------------------------------------------------------------------------
 Ralph A. Cocove, Sr.                             6,520                    .60                   0
---------------------------------------------------------------------------------------------------------------
 Russell Chappius, Sr.                            1,900                    .17                   0
---------------------------------------------------------------------------------------------------------------
 Charles S. Kessler                               1,170                    .11                   0
---------------------------------------------------------------------------------------------------------------
 Simon Aman                                         100                    .01                   0
---------------------------------------------------------------------------------------------------------------
 Paul J. Ritter                                   1,200                    .11                 4,500
---------------------------------------------------------------------------------------------------------------
 Harry W. Bullock                                 4,323                    .40                   0
---------------------------------------------------------------------------------------------------------------
 Keron D. Chance                                 25,883                   2.38                   0
---------------------------------------------------------------------------------------------------------------
 Henry L. Backenson                              15,024                   1.38                   0
---------------------------------------------------------------------------------------------------------------
 Louis Pizzo                                     23,422                   2.15                   0
---------------------------------------------------------------------------------------------------------------
 Alfred F. Caggiano                              30,623                   2.81                   0
---------------------------------------------------------------------------------------------------------------
 Donald E. Strang                                 5,324                    .49                   0
---------------------------------------------------------------------------------------------------------------
 Frank LoBiondo                                   4,524                    .42                   0
---------------------------------------------------------------------------------------------------------------
 James H. Carll                                   2,602                    .24                   0
---------------------------------------------------------------------------------------------------------------
 Anthony M. Sparacio, Jr.                        10,500                    .96                   0
---------------------------------------------------------------------------------------------------------------


        (b). No transactions in shares of Company Common Stock have been effected by any of the foregoing persons or entities during the 60 days immediately preceding the date of this Schedule 13E-3.

ITEM 11. CONTRACTS, ARRANGEMENTS, OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

        Other than as described in this Schedule 13E-3, there is no contract, arrangement, understanding, or relationship (whether or not legally enforceable) in connection with the Merger between any of the executive officers, directors, or controlling stockholders of the Company or, to the knowledge of the person filing this Schedule, any other person with respect to any securities of the Company.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSON WITH REGARD TO THE TRANSACTION.

        (a). To the knowledge of Mr. Clarence D. McCormick, Jr. after making reasonable inquiry, no person listed in the table provided in Item 10(a) above owns fewer than 1,101 shares of Company Common Stock and therefore will not constitute a Cash Stockholder as a result of the Merger other than Messrs. Aman and Carll. Mr. Aman has record ownership of 100 shares and Mr. Carll has record ownership of 600 shares of Company Common Stock.

        Certain affiliates or related persons of the individuals listed in Item 10(a) will have their Company Common Stock acquired as a result of the Merger. The following table sets forth the names of the Cash Stockholders who are related to Item 10(a) individuals, their respective relationships and the number of shares of Company Common Stock owned:

Name                                      Relationship                      Number of Shares
----                                      ------------                      ----------------
Debra Strang                              Daughter(1)                                625
Cynthia Strang                            Daughter(1)                                625
Donald C. Strang                          Son(2)                                     625
James H. Carll                            Director                                   600
Paul J. Ritter, Jr.                       Father(3)                                  300
John Ritter                               Brother(4)                                  60
Marian LoBiondo                           Daughter-in-Law(5)                         500
Josephine Dicter                          Mother-in-Law(6)                           500
Richard Chappius                          Brother(7)                                 150
Russell Chappius, Jr.                     Son(8)                                     100
Scott Chappius                            Son(8)                                     100

------------------------------------

                 (1) Daughter of Director Donald E. Strang.

                 (2) Son of Director Donald E. Strang.

                 (3) Father of Paul J. Ritter, III, Senior Vice President,
                     Comptroller, and Treasurer.

                 (4) Brother of Paul J. Ritter, III.

                 (5) Daughter-in-Law of Director Frank LoBiondo

                 (6) Mother-in-Law of Russell Chappius, Sr., Senior Vice
                     President and Operating Officer.

                 (7) Brother of Russell Chappius, Sr.

                 (8) Son of Russell Chappius, Sr.

        Since no vote of the Company's stockholders is required to approve or consummate the Merger, the persons listed in the table provided in Item 10(a) will not be required to vote or solicit proxies in connection with the Merger. To the knowledge of Mr. Clarence D. McCormick, Jr. after making reasonable inquiry, each of the persons listed in the table provided in Item 10(a) support and recommend the Merger.

        (b). The Board of Directors of the Company, including the Special Committee, has unanimously approved the Merger.

ITEM 13.  OTHER PROVISIONS OF THE TRANSACTION.

        (a). Pursuant to Section 262 of the DGCL, the Cash Stockholders, but no other stockholders of the Company, will be afforded dissenters' appraisal rights. A detailed description of a Cash Stockholders dissenters rights is attached hereto as Exhibit 4 which is incorporated herein by this reference.

        (b). The Company has not made any arrangement to allow unaffiliated stockholders to obtain access to corporate files of the Company or to obtain counsel or appraisal services at the expense of the Company.

        (c). The Merger does not contemplate the exchange of debt securities for equity securities of the Company.

ITEM 14.  FINANCIAL INFORMATION.

        (a)(1)-(2). See attached Exhibit 5 which is incorporated herein by this reference.

            (3). The ratio of earnings to fixed charges for the two most recent fiscal years and the interim periods provided under Item 14(a)(2) above were 48.40% in 1995, 51.44% in 1996, and 50.10% and 54.40% for the six
month periods ended June 30, 1997 and 1996.

            (4). The book values per share of Company Common Stock were $36.64 as of December 31, 1996, and $38.38 as of June 30, 1997.

        (b)(1) and (2). As a result of the payment of the Merger Consideration to the Cash Stockholders, the pro forma effect of the Merger as of December 31, 1996, and June 30, 1997, is reflected in the pro forma balance sheet and statement of income, earnings per share amounts, and ratio of earnings to fixed changes attached hereto as Exhibit 6 which is incorporated herein by this reference.

             (3). As a result of the payment of the Merger Consideration to the Cash Stockholders, the pro forma effect of the Merger on the book value per share of Company Common Stock as of December 31, 1996, and June 30, 1997, was $24.59 and $ 26.34 per share, respectively.

ITEM 15.  PERSONS AND ASSETS EMPLOYED, RETAINED, OR UTILIZED.

        (a). No officer, employee, class of employee, or corporate asset of the Company has been or is proposed to be employed, availed of, or utilized by the Company in connection with the Merger.

        (b). No person will be employed, retained, or compensated by the Company, or by any person on behalf of the Company to make solicitations or recommendations in connection with the Merger.

ITEM 16.  ADDITIONAL INFORMATION.

        There is no additional material information required to be filed with this Schedule 13E-3 necessary to make the information in this Schedule, in light of the circumstances under which it is presented, not materially misleading.

ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

        (a).     Not applicable.

        (b).     See Exhibit 3 attached hereto.

        (c).     Not applicable.

        (d).     Not applicable.

        (e).     See Exhibit 4 attached hereto.

        (f).     Not applicable.

                                   SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                        Dated: October 7, 1997
                                               ---------------------------------

                                        By: /s/ CLARENCE D. MCCORMICK, JR.
                                            ------------------------------------
                                                Clarence D. McCormick, Jr.
                                                President

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
99.1                              Identity and Background of Directors and
                                  Executive Officers of Southern Jersey
                                  Bancorp of Delaware, Inc.

99.2                              Merger Agreement

99.3                              Opinion Letter of Alex Sheshunoff & Company
                                  Investment Banking Dated September 11, 1997 and Fairness Value Analysis of a Minority
                                  Interest in the Outstanding Common Stock of Southern Jersey Bancorp of Delaware, Inc.
                                  as of June 30, 1997, Prepared by Alex
                                  Shenshunoff & Co. Investment Banking

99.4                              Summary of Delaware Appraisal Rights

99.5                              Audited Consolidated Statements of Financial
                                  Condition, Income, and Shareholders' Equity
                                  for the Years Ended December 31, 1996, and
                                  1995

99.6                              Historical and Pro Forma Balance Sheet,
                                  Income Statement, Earnings Per Share Analysis
                                  For the Periods Ended December 31, 1996 and
                                  June 1997
